SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ to __________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY  40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the YUM! Brands 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the YUM! Brands 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
Louisville, Kentucky
July 13, 2016

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
(In thousands)

	2015	2014
Assets:
Investments at fair value:
YUM! Stock	$187,287	$200,382
Common/commingled trusts	389,071	400,232
Self-directed brokerage	7,200	7,965
Total investments, at fair value	583,558	608,579
Receivables:
Participant loans	9,971	10,321
Participant contributions	167	—
Employer contributions	132	—
Interest and dividends	71	58
Due from broker for sale of investments	—	543
Total receivables	10,341	10,922
Total assets	593,899	619,501
Liabilities:
Accrued fees and other liabilities	(103)	(267)
Total liabilities	(103)	(267)
Net assets available for benefits	$593,796	$619,234

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014
(In thousands)

	2015	2014
Net Investment income:
Net appreciation of investments	$864	$16,944
Interest	407	412
Dividends	4,438	4,408
	5,709	21,764
Less investment expenses	(788)	(707)
Net investment income	4,921	21,057
Contributions:
Participant	22,780	21,404
Employer	13,054	12,330
Total contributions	35,834	33,734
Deductions from net assets attributed to:
Benefits paid to participants	(66,193)	(66,704)
Net decrease in net assets	(25,438)	(11,913)
Net assets available for benefits:
Beginning of period	619,234	631,147
End of period	$593,796	$619,234

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014
(Tabular amounts in thousands)

(1)	Summary Plan Description

The following description of the YUM! Brands 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

YUM! Brands, Inc. (the Company) adopted the Plan effective October 7, 1997. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The investments of the Plan are maintained in a trust (the Trust) by State Street Bank and Trust Company (the Trustee) who has been appointed as Trustee by the Plan.  The Trustee is responsible for the management and control of the Plan’s assets. Voya Institutional Plan Services, LLC and T.D. Ameritrade Institutional serve as recordkeepers for the Plan.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Internal Revenue Code (IRC) section 401(k)(12)(B).

(b)	Contributions

Each participant in the Plan may elect to contribute up to 75% of eligible earnings, as defined in the Plan document. The maximum pre-tax annual contribution allowed for calendar years 2015 and 2014 was $18,000 and $17,500, respectively.

Eligible participants receive a matching contribution from the Company that is equal to 100% of such salary deferral contribution that does not exceed 6% of the participant’s eligible pay. Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company during 2015 or 2014.

The Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. These contributions are not subject to the eligible earnings limitation as defined by the Plan. Thus, a participant can contribute more than their eligible earnings of pay to the extent needed to make an additional tax-deferred contribution. The 2015 and 2014 annual ERISA limits on these contributions were $6,000 and $5,500, respectively.  Additional tax-deferred contributions are not eligible for Company matching contributions.

(c)	Investment Options

YUM! Stock Fund

This fund pools participants’ contributions to buy shares of the Company’s Common Stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends from its investments in the Company's Common Stock, which are used to purchase additional shares of the Company’s Common Stock.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014
(Tabular amounts in thousands)

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by a contract issued by an insurance company, bank or other financial institution.

Large Company Index Fund

The Fund invests in all stocks in the Standard and Poor's ("S&P") 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index (MidCap Index) in proportion to their weighting in the MidCap Index. The Fund may also hold futures contracts.

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index (Russell Index) in proportion to their weighting in the Russell Index.  The Fund may also hold futures contracts.

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index (International Index) in proportion to their weighting in the International Index.

YUM! Retirement Date Funds

The Funds invest in a diversified selection of investments with the asset mix for each fund designed to provide an appropriate combination of risk and growth potential based on an expected retirement date. The Funds investments may include U.S. large cap stocks, U.S. small and mid cap stocks, international stocks, global Real Estate Investment Trusts, intermediate bonds, inflation-protected securities and high quality short duration bonds.

All investments, with the exception of the YUM! Stock Fund and self-directed brokerage accounts, are classified as common/commingled trusts.

Self-directed Brokerage Account ("SDBA")

The SDBA is a brokerage option that lets participants invest in a broad range of individual stocks, bonds, certificates of deposit, exchange traded funds and mutual funds.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014
(Tabular amounts in thousands)

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans are generally outstanding for up to four years. The fixed interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Generally, any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, no interest rate shall be more than 6% for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at 4.25% with maturity dates ranging from 2016 to 2019 as of December 31, 2015.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution.  An in kind distribution is limited to the Participant’s interest in the Company’s Common Stock and certain securities held in the Self-directed Brokerage funds.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the Internal Revenue Code.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014
(Tabular amounts in thousands)

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment Valuation

Cash and cash equivalents are recorded at cost, which approximates fair value.  Investments are presented at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policy utilizing information provided by the investment advisers, including the appointment of investment managers, and the monitoring of the performance of the Plan's investment funds.  See Note 3 for discussion of fair value measurements.

Income Recognition

Income from investments and interest income are recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Participant Loan Valuation

Participant loans are recorded at amortized cost which represents unpaid principal plus accrued interest.

(e)	Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan’s Form 5500 and the accompanying financial statements for the years ended December 31, 2015 and 2014 and are summarized in Note 5.

(f)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee with assets of the Trust. In 2015 and 2014, all expenses were borne by the Company, except for monthly investment management service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(g)	Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014
(Tabular amounts in thousands)

Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for all entities. In 2015, the Plan early adopted the provisions of this update and applied the provisions retrospectively. As a result, the presentation of the financial statements and certain disclosures has been changed to reflect the adoption of this update.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which is part of the FASB’s Simplification Initiative for employee benefit plans. Part I of the ASU designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of the ASU removes the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits, removes the requirement to disclose the net appreciation or depreciation for investments by general type, and removes the requirement to disclose investments by class of investments in the fair value table prescribed by FASB ASC 820, Fair Value Measurement. Part III allows for certain amounts to be reported as of the month end date prior to the plan’s year end for those year ends that do not fall on a month end. The ASU is effective for all entities for fiscal years beginning after December 15, 2015. Early adoption is permitted for all entities. In 2015, the Plan early adopted the provisions of this ASU, as such, (i)Part I was not applicable to the Plan, (ii) the disclosures in Part II for the individual investments that represents 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type and investment by class of investments in the fair value table have been eliminated and (iii) Part III was not applicable to the Plan.

(3)    Fair Value Measurements

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants.  For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available.  If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market of similar assets or the present value of expected future cash flows considering the risks involved, including counterparty performance risk if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1	Inputs based upon quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include
	•	quoted prices for similar assets or liabilities in active markets;
	•	quoted prices for identical or similar assets or liabilities in inactive markets;
	•	inputs other than quoted prices that are observable for the asset or liability;
	•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs that are unobservable for the asset.

An asset's or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

YUM! Stock

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014
(Tabular amounts in thousands)

YUM! Brands, Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Equity Securities

These investments are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are valued at the net asset value ("NAV") of shares held by the fund based on closing prices reported in an active market and classified within level 1 of the valuation hierarchy. The investments can be redeemed on a daily basis and there is no restriction on redemption.

Below are the Plan's investments measured at fair value on a recurring basis.

	Fair Value
	Level	2015	2014
YUM! Stock	1	$187,287	$200,382

Self-directed brokerage accounts:
Equity securities	1	5,061	5,658
Mutual funds	1	2,139	2,307
		7,200	7,965

Total Investments in fair value hierarchy		194,487	208,347

Investments measured at net asset value (a)		389,071	400,232

Total		$583,558	$608,579

(a)
In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The Plan has concluded that for the funds recorded at their NAV, that the NAV reported by the underlying fund approximates the fair value of the investment and these investments are redeemable with the fund at NAV.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, significant changes in market conditions and the economic environment have the potential to significantly impact the NAV of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions do occur in this limited secondary market, they may occur at discounts to the reported NAV.  It is therefore reasonably possible that if the fund were to sell these investments in the secondary market a buyer may require a discount to the reported NAV, and the discount could be significant. Plan participant transactions of investments or withdrawals may occur on a daily basis and there are no redemption restrictions on these funds. There are no unfunded commitments at December 31, 2015 or 2014.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014
(Tabular amounts in thousands)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers within the fair value hierarchy in 2015 or 2014.

(4)	Tax Status

The Company obtained its latest tax determination letter dated October 6, 2014, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the tax determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the U.S. require plan management to evaluate tax positions taken by the Plan.  The financial statement effects of uncertain tax positions are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)	Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2015	2014
Net assets available for benefits per the financial statements	$593,796	$619,234
Less benefits payable at end of year	(4)	(616)
Adjustment from fair value to contract value for common/commingled trusts	—	814
Net assets available for benefits per the Plan’s Form 5500	$593,792	$619,432

Participant benefits

	2015	2014
Benefit payments per the financial statements	$66,193	$66,704
Less benefits payable at beginning of year	(616)	(15)
Add benefits payable at end of year	4	616
Benefit payments per the Plan’s Form 5500	$65,581	$67,305

Investment income

	2015	2014
Total net investment income per the financial statements	$4,921	$21,057
Change in the adjustment from fair value to contract value for common/commingled trusts	(814)	225
Total investment income per the Plan’s Form 5500	$4,107	$21,282

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014
(Tabular amounts in thousands)

(6)    Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments, the YUM! Stock Fund and fees paid to the Trustee qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $488,000 and $416,000 for the years ended December 31, 2015 and 2014, respectively.

(7)	Risks and Uncertainties

The Plan invests in various investment securities.  The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. At both December 31, 2015 and 2014, approximately 32% of net assets available for benefits are invested in the Company's common stock.

(8)	Subsequent Events

The Plan has evaluated subsequent events through the date of this filing, the date these financial statements were issued and available. There were no subsequent events to disclose that would have a material impact on these financial statements.

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue,	Description
borrower, or similar party	of interest		Current value
YUM! Stock [1]	2,563,823	shares	$187,287,263
Common/commingled trusts:
Target Retirement Funds
SSGA 1 - 10 YE US Tips Index NL SF CL A [1]	382,717	shares	3,875,953
SSGA Global Equity Ex-US Index NL Series Fund [1]	1,484,008	shares	21,165,575
SSGA Global Real Estate Securities Index NL Series Fund [1]	480,924	shares	8,293,360
SSGA Russell Small / Mid Cap Index NL Series Fund [1]	291,036	shares	11,249,343
SSGA S&P 500 Index NL Series Fund [1]	994,026	shares	38,030,543
SSGA US Bond Index NL Series Fund [1]	1,518,953	shares	19,904,763
SSGA US Short Term Gov't / Credit Bond Index NL Series Fund [1]	27,782	shares	296,657
Large Company Index Fund [1]	181,349	shares	85,610,229
Mid-sized Company Index Fund [1]	958,259	shares	53,777,470
International Index Fund [1]	1,864,829	shares	43,002,950
Bond Market Index Fund [1]	1,241,267	shares	32,112,809
Small Company Index Fund [1]	549,492	shares	23,473,751
Government Short Term Investment Fund [1]	1,765,133	shares	1,552,554
Stable Value Fund [1]	47,073,239	shares	46,724,892
Total			389,070,849
Self-directed Brokerage Account [1]	Various		7,199,758
Loans to participants [1]	Interest rate of 4.25%		9,971,135
Total			$593,529,005
[1] Party-in-interest as defined by ERISA.

Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ David E. Russell
Vice President, Finance and Corporate Controller

Date: July 13, 2016